EXHIBIT 99.1

             NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS



                                                               [GRAPHIC OMITTED]


       NOTICE OF  EXTRAORDINARY  GENERAL  MEETING OF SHAREHOLDERS - DECEMBER 23,
2005

To the Shareholders of EuroTrust A/S:

I hereby call a general shareholders meeting for EuroTrust A/S (the "Company") to be held on December 23, 2005, at 2:00 p.m., Denmark time, at the offices of Nemeth & Sigetty A/S, Frederiksgade 21, DK 1265 Copenhagen, Denmark. The agenda for the meeting will be as follows:

       1.     Election of Chairman of the Meeting.

       2. Proposal by the Board of Directors to amend the Company's Articles of Association to increase, from time to time until December 31, 2010, the number of the Company's Ordinary Shares, nominal value DKK 7.50 per share, authorized for issuance by up to 30 million shares (equivalent to nominal value DKK 225,000,000), without any pre-emptive rights for the Company's existing stockholders.

       3. Proposal by the Board for authority to grant stock options for the issuance of up to 2,306,846 ordinary shares, nominal value DKK
              7.50 per share, without any pre-emptive right of subscription for existing shareholders and to reserve the same number of ordinary shares for issuance upon exercise thereof, all in compliance with the procedures stated in Article 3K of the Company's Articles of Association.

       4. Proposal by the Board of Directors to acquire 100% of the outstanding shares of capital stock of Aktiv Gruppen Holding A/S (CBR-no. 20358645) in exchange for the issuance of 21,700,000 ordinary shares, nominal value DKK 7.50 per share, pursuant to the authorization granted under item 2 above.

       5.     Election of new Board members.

       6.     Proposal for adoption of a number of secondary names.

       7.     Other miscellaneous business.

The meeting agenda will be available for inspection by the shareholders at the Company offices located at Poppelgardvej 11-13 2860 Soborg, Denmark, or at WWW.EUROTRUST.DK. one week prior to the meeting.

Sincerely,

K.L. Nemeth, Chairman of the Board